Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-200659 Relating to the Preliminary Prospectus Supplement Dated July 13, 2015

PRICING TERM SHEET

9.00% Series A Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per Unit)

July 13, 2015

Issuer:	Dynagas LNG Partners LP

Securities Offered:	Series A Cumulative Redeemable Preferred Units

Number of Firm Units:	3,000,000 units

Number of Option Units:	450,000 units

Public Offering Price:	$25.00 per unit; $75,000,000 total

Underwriting Discounts:	$0.7875 per unit; $2,362,500 total

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 12, 2020)

Ratings:	The Series A Cumulative Redeemable Preferred Units will not be rated by any nationally recognized statistical rating organization

Trade Date:	July 13, 2015

Settlement Date:	July 20, 2015 (T+5)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	9.00% per annum of the $25.00 per unit liquidation preference (equivalent to $2.25 per annum per unit)

Distribution Payment Dates:	Quarterly on February 12, May 12, August 12 and November 12, commencing November 12, 2015

Optional Redemption:	On or after August 12, 2020, the Issuer may, at its option, redeem the Series A Cumulative Redeemable Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISN:	Y2188B 116 / MHY2188B1166

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Stifel, Nicolaus & Company, Incorporated DNB Markets, Inc.

Listing:	The Issuer intends to file an application to list the Series A Cumulative Redeemable Preferred Units on the New York Stock Exchange under the symbol “DLNGPRA”. If the application is approved, trading of the Series A Cumulative Redeemable Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Cumulative Redeemable Preferred Units and is not soliciting an offer to buy the Series A Cumulative Redeemable Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136 or DNB Markets, Inc. at 1-212-681-3800.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.